UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 14, 2017

Lima, February 14, 2017

Sirs
SUPERINTENDENCIA DEL
MERCADO DE VALORES – SMV

Material Events

In accordance with Article 28 of the Peruvian Security Market Law and Resolution N° 005-2014.SMV/01, Cementos Pacasmayo announces the following:

The Company’s Board of Directors unanimously approved the following at its session held on February 14, 2017:

1) The Audited Financial Statements as of December 31, 2016, together with the report and opinion of the external auditors including attached notes to the Financial Statements, which will be presented at the Annual Mandatory Shareholders' Meeting for approval and will also be posted to the Company's website (www.cementospacasmayo.com.pe).

2) The Social Management and the Annual Report including the attached annual Corporate Governance Report and the Sustainability Report for the 2016 fiscal year, which will also be posted to the Company's website (www.cementospacasmayo.com.pe).

3) Recommend to the Annual Shareholders Meeting the appointment of Paredes, Burga & Asociados Soc. Civil de R.L., a member firm of Ernest & Young, as external auditors for 2017.

4) Recommend to the Annual Shareholders’ Meeting the ratification of the distribution of dividends in the amount of S / 165,859,911.86 (Soles) at the rate of S / 0.285 per common and investment shares to retained earnings 2014 during the year 2016, of which a total of S / 10,623,825.30 correspond to investment shares acquired by the Company (treasury shares). Therefore, as this amount was maintained in the Company's equity, the amount of the third-party dividend was S / 155,236,056.56.

5) Recommend to the Annual Shareholders' Meeting that the profits for the year 2016 be applied to retained earnings and to delegate to the Board the powers to pay dividends from Retained Earnings to the account for the year 2017.

6) Called an Annual Shareholders Meeting to be held at Calle La Colonia No 150, Urb. El Vivero, Surco. The first call will take place at 9:00 am (Peruvian time) on March 24, 2017, and second call for March 31, 2017 at 9:00 am (Peruvian time) to discuss the following agenda:

1. Approval of the Annual Report, Audited Consolidated Financial Statements, and External Auditor’s Report for the fiscal year ended December 31, 2016

2. Appointment of external auditors for the 2017 fiscal year.

3. Ratification of the distribution of dividends during the 2016 financial year.

4. Application of profits for the 2016 fiscal year and delegation to the Board of Directors for the payment of dividends charged to retained earnings and to the account for the 2017 financial year.

5. Establishing the number of Directors and selecting the Board.